Chip Wilson to lululemon CEO Candidates: Beware a Board Unfit to Support Visionary Leadership

New Open Letter Announces Wilson's Message on the Value of Board Refreshment Ahead of CEO Selection

VANCOUVER, B.C., March 12, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: **LULU**) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today issued a letter to leaders in the retail and apparel space who may consider becoming lululemon's next Chief Executive Officer.

To Leaders of Technical Apparel Interested in Becoming the Next CEO of lululemon:

There are few people who are stronger advocates for technical apparel than I am. To this day, I have an unending passion for every aspect of this space, from leading product reviews to discovering new, innovative brands in the market.

I believe that the lululemon brand is capable of leading our industry once again. Yet any leader considering the CEO position should be laser-focused on the Company's Board.

After three CEO departures without a successor ready to take the helm, one must consider if the Company's Board is simply not equipped to support visionary leadership, no matter how qualified an individual may be. Until meaningful change in the boardroom has taken place, success for the new CEO could be a perpetual struggle.

Further, simply selecting a CEO may not solve the problems that continue to plague lululemon. The responsibilities of an effective board are extensive and require the appropriate perspectives, experience and regular refreshment to drive change.

This is why I nominated Marc Maurer, Laura Gentile and Eric Hirshberg to serve as independent directors on the Board. These three candidates bring brand, product and marketing skills that are sorely missing from the Board today.

I want nothing more than the lululemon brand to succeed and I will continue to be a resource for its people. To anyone considering this position, consider whether the current Board can actually answer the following questions effectively:

1. **How does the Board define the brand muse and its importance to driving value?** Any product leader knows that clarity of the brand muse is essential for success. I believe that the Board needs to appreciate this precision and recommit the brand to the muse.

2. **Will the next CEO be given the opportunity to truly invest in design, innovation and creativity?** As the Company has increased its discounting and promotional activities, the brand's long-term value may be destroyed, as every dollar lost to discounting and promotional activities could have instead been invested in brand expansion.
3. **Will the next leader be empowered to make a tradeoff on investment and margin to deliver the absolute best product over the long-term?** The Company needs leadership who appreciates and understands the meaning of 'premium.' We have recently seen the fallout from lululemon decentralizing product for the sake of profit.

4. **Why has the Board's limited refreshment not focused on technical apparel and creative leadership skills to date?** The current Board has an average tenure of over 8 years[1] with four of the nine directors serving more than ten years. A new CEO should ask the Board whether or not the refreshment strategy includes adding new members focused on product and strategy instead of relying on Board relationships.

5. **Can a new CEO succeed if they are not in the "Advent International, L.P. club"?** It is no secret that there are relationships on the Board that strongly call independence into question. Currently, the Board has at least four directors all tied to one private equity firm that does not even have a disclosed ownership stake in lululemon. Three of those four private equity directors either chair critical Board committees or the Board itself.

6. **How does the Board support and invest in internal talent development?** The reason the CEO position at lululemon is vacant today is because of the Board's inability to successfully succession plan. The future of lululemon depends on the talent and leadership of the next generation. A new CEO should be able to trust that a board will empower them to invest in the next generation of the company.

My career has afforded me the opportunity to experience this space from many angles: as an entrepreneur obsessed with product, vision and strategy, and as a public company Board member providing oversight. What I have found to be true from my experience: to be an effective business leader, you need a board that can guide, support and challenge you to deliver on the company's vision. Too many leaders fail to realize that an ineffective, dysfunctional board can frustrate, disrupt and, ultimately, prevent success.

Until the Board is refreshed and clearly communicates its path for change, I will continue my unwavering commitment to protect and enhance the enduring strength of the lululemon brand.

I hope you will take a few moments to visit **www.CreativityFirstlulu.com** to learn more about why I believe lululemon needs a refreshed Board ahead of the appointment of a new CEO.

Best,
Dennis J. "Chip" Wilson
Founder of lululemon athletica inc.

Certain Information Concerning the Participants
Dennis J. "Chip" Wilson, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys

Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** universal proxy card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at **https://www.sec.gov/**.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on March 9, 2026, and is available **here**. By virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock of the Company, par value $0.005 (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.

Footnote:

1. lululemon Board of Directors Average Tenure. 2025 Company Filing.

Contacts

Media
Val Mack, **val.mack@fticonsulting.com**
Pat Tucker, **pat.tucker@fticonsulting.com**

Investors

Scott Winter, Gabrielle Wolf
Innisfree M&A Incorporated
(212) 750-5833

SOURCE Chip Wilson